SEQUANS COMMUNICATIONS S.A. AMENDMENT NO. 4 TO CONVERTIBLE PROMISSORY NOTE

This Amendment No. 4 to Convertible Promissory Note (the “Amendment”) is made as of October 26, 2018 by and between Sequans Communications S.A., a société anonyme incorporated in the French Republic (the “Company”) and Nokomis Capital Master Fund, LP, a Cayman Islands exempted limited partnership (the “Purchaser” and together with the Company, the “Parties”) and is made with reference to the Convertible Promissory Note issued as of April 14, 2015 (the “Note”), as amended on June 30, 2017, October 30, 2017 and September 27, 2018, under and pursuant to that certain Convertible Note Agreement, dated as of April 14, 2015 (the “Purchase Agreement”), between the Parties. Unless otherwise indicated herein, capitalized terms used herein have the same meanings set forth in the Purchase Agreement.

WHEREAS, the Parties have amended the Note pursuant to the provisions of Amendment No. 3 in order to allow the Company to grant Harbert European Specialty Lending Company II S.A.R.L. (“Harbert”) a security interest on all of the Company’s intellectual property, and the Parties now wish to amend the Note further to allow the Company to grant Harbert a security interest on all of the Company’s assets, including intellectual property, bank accounts opened in France, receivables and business as a going concern (fonds de commerce); and

WHEREAS, the Parties wish to amend the Note to provide further details on the conditions pursuant to which the Note will be subordinated to up to €12 million of secured indebtedness owed to Harbert under a bond issue agreement to be entered into between the Company as issuer and Harbert as subscriber (the “Bond Issue Agreement”).

NOW, THEREFORE, the Parties hereby agree to amend the Note as follows:

1.    Amendments to Note.

a. Any reference in Amendment No.3 to the loan agreement to be entered into between the Company and Harbert shall be construed as a reference to the Bond Issue Agreement.

b. Article VI of the Note is hereby amended and restated in its entirety as follows:

“For so long as the Note is outstanding, the Company will not grant a consensual security interest or pledge its personal property assets to another third-party lender in connection with debt for borrowed money (other than (i) purchase money security interests or capital leases incurred in the ordinary course of business, (ii) up to $25 million of secured indebtedness relating to a receivables facility or debt or letters of credit facilities, and (iii) up to €12 million of secured indebtedness owed to Harbert under the bond issue agreement to be entered into between the Company as issuer and Harbert as subscriber (the “Bond Issue Agreement”), which is or will be secured by all of the Company’s assets, including intellectual property, bank accounts opened in France, receivables and business as a going concern (fonds de commerce)) without the consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed, in particular in the case of a security interest or pledge granted or made to a strategic corporate partner or joint venture partner as a component of a financing transaction or other business relationship with a strategic corporate partner or joint venture partner (whether directly or involving an investment fund controlled by the relevant strategic corporate partner or joint venture partner)).”

c. Article XII of the Note is hereby amended and restated in its entirety as follows:

“ARTICLE XII SUBORDINATION

With the exception of (i) up to $25 million of secured indebtedness owed to Natixis under the factoring agreement between the Company and Natixis and (ii) up to €12 million of secured indebtedness owed to Harbert under the Bond Issue Agreement between the Company and Harbert, which is or will be secured by all of the Company’s assets including intellectual property, bank accounts opened in France, receivables and business as a going concern (fonds de commerce), which are senior secured indebtedness to the Note, the Note and the interest accrued under the Note are the senior unsecured obligations of the Company and will rank pari passu in right of payment with all other senior unsecured and unsubordinated obligations of the Company:

In particular, the Company and the Purchaser agree that until the complete payment and repayment of any amounts due under the Bond Issue Agreement (the “Harbert Indebtedness”):

a)
as long as, and only if, any Event of Default (as such term is defined in the Bond Issue Agreement) is outstanding or in case of an acceleration under the Bond Issue Agreement, the Company shall refrain from making any payment to the Purchaser and the Purchaser shall refrain from requesting or receiving, directly or indirectly, any payment from the Company;

b)
in the event that any payment by the Company or any person on behalf of the Company is made to the Purchaser in violation of the provisions of paragraph (a) above, the Purchaser undertakes to immediately transfer to Harbert the amounts received in violation of the provision of this Amendment;

c)	the Purchaser shall refrain from taking any of the following actions, unless prior written consent has been granted to the Purchaser by Harbert:

•	to accelerate the maturity of the Note in any manner;

•
to initiate any legal procedure or legal action or legal arbitration procedure against the Company aiming at the repayment of any amount owed to it by the Company under the Note, or any other procedure whatsoever, including any conciliation procedure, receivership or liquidation; and

•
to accept any early repayment or declare that all or part of the amount owed under the Note becomes payable on demand, for any reason whatsoever before the Company has paid and repaid all the Harbert Indebtedness to Harbert.

For the purpose of this Article, the Company shall notify the Purchaser in case of the occurrence of an Event of Default (as such term is defined in the Bond Issue Agreement) or in case of an acceleration under the Bond Issue Agreement.”

2. Miscellaneous.

a.
Governing Law. The validity, interpretation and performance of this Amendment shall be governed by and construed in accordance with the internal laws of The French Republic (without regard to principles of conflicts of law). The parties agree that the competent courts within the jurisdiction of the Paris Court of Appeal (Cour d’Appel de Paris) shall have exclusive jurisdiction (and are deemed to be a convenient forum for each party) as to resolution of any dispute.

b.
Continuing Effect. Other than as set forth in this Amendment, all of the terms and conditions of the Note will continue in full force and effect. This Amendment shall not be construed as a novation of any of the Note or the Purchase Agreement.

c.
Amendment and Waiver. No modification of or amendment to this Amendment, nor any waiver of any rights under this Amendment, shall be effective unless in writing signed by the Company and the Purchaser. No delay or failure to require performance of any provision of this Amendment shall constitute a waiver of that provision as to that or any other instance.

d.	Successors and Assigns. The terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties.

IN WITNESS WHEREOF, the Company has executed and delivered this Amendment on October 26, 2018.
COMPANY: SEQUANS COMMUNICATIONS S.A.
By: /s/ Georges Karam
Georges KARAM
CEO

PURCHASER: NOKOMIS CAPITAL MASTER FUND, LP
By: /s/ Brett Hendrickson
Brett HENDRICKSON
Portfolio manager